June 20, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F. Street, NE

Washington, DC 20549

Attention: Michael Killoy

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333- 232140) of Hi-Crush Inc.

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, we hereby request that the effective time of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 3:00 p.m., Eastern Time, on Monday, June 24, 2019, or as soon thereafter as is practicable.

If you need additional information, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

HI-CRUSH INC.

By:	/s/ Laura C. Fulton
Name:	Laura C. Fulton
Title:	Chief Financial Officer